www.lilly.com

Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285
U.S.A.

VIA EDGAR

May 15, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Eli Lilly and Company
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2011
File Number 001-06351

Dear Mr. Rosenberg:

Eli Lilly and Company (Lilly) submits this response to your letter dated April 20, 2012 commenting on our Form 10-K for the year ended December 31, 2011. For ease of reference we have repeated your comments prior to our responses.

Risk Factors

Worsening economic conditions could adversely affect our business and operating results, page 13

1.	You state “We have experienced delays in repayment from national health care systems in certain countries, including but not limited to regions within Spain and Italy.” Please tell us the following information:

•	The amount in sales in 2011 and accounts receivable as of December 31, 2011 by country from Italy, Spain, Portugal and Greece and separately by amounts from/funded by each country’s government;

•	The amount past due from each of those countries and the number days of past due and separately by amounts from/funded by each country’s government; and

•	The amount of allowance for doubtful accounts recognized at December 31, 2011 related to these countries and why you believe the amount to be adequate.

Answers That Matter.

Response:

As background, it is important to make a distinction between the two main types of customers we have in each of these countries:

•	Public - These customers consist primarily of government owned hospitals, and

•	Private - These are non-government customers. Generally, they are the wholesalers that then sell to retail pharmacies.

Historically, the private sector has not posed collection issues in these countries and we have not had a significant historical level of losses on uncollectible accounts in these countries from the private sector. As shown in Table A below, private sector past due amounts are not material as of December 31, 2011. Greece does have $4.2 million of private accounts that are significantly past due, for which we are substantially reserved.

On the public side, the governments of these countries have traditionally been “slow payers,” resulting in extended aging of the receivables, but have not generated significant losses on uncollectible accounts. Historically, we have also been able to collect interest on certain of the past due payments. While we have experienced some continued, but not significant deterioration in the aging in these four countries in recent months, the macro economic conditions and concern over sovereign debt did cause us to more closely monitor the payment activity and past due amounts for these countries. Specifically, as shown in Table A below, as of December 31, 2011, while the overall risk in these countries was not significant on a consolidated basis, the greatest exposure to loss was in the public receivables in Italy and Spain. In both countries, while the public receivables are ultimately backed by the government, the timeliness of payment can differ substantially by region in each country. In both Italy and Spain, there were certain regions where the aging was worse as compared with the other regions.

We have a standard process to monitor our accounts receivable balances and the adequacy of our allowance for doubtful accounts (ADA) on these receivables. In order to ascertain that the estimate for the ADA is reasonable in each of the four sovereign countries at each quarter end, quarterly credit committee meetings to address both public and private receivables are held by management from Global Corporate Treasury and Global Corporate Financial Reporting along with management from each of the local financial components in Spain, Italy, Greece, and Portugal. Quarterly credit committee discussions include, but are not limited to, country specific receivable balances, past due status (particularly in the more “troubled” regions of the countries), quarterly collection history, quarterly write-off history (if applicable), current developments related to the sovereign economic risk profile in each country, and any credit specific information that indicates a reserve may be warranted on a receivable in the private sector.

Global Corporate Treasury and Corporate Financial Reporting then take the country specific information obtained from each of the four countries and also consider readily available market information provided by the local financial component, such as discount rates being offered and/or negotiated on factoring deals, as well as the bond yields and spreads on sovereign debt in each of the countries and the sovereign debt investment ratings, to ensure that the reserve levels for public receivables in each country are appropriate under GAAP and commensurate with the risk profiles of the countries, on a relative basis.

See Table A below for the amount (in USD and 000’s) of sales in 2011 and accounts receivable as of December 31, 2011 by country from Spain, Italy, Greece, and Portugal listed separately by amounts from/funded by each country’s government (shown as “public” below). The table also details the amount of past due accounts receivable from each of those countries and the number of days past due separated by amounts from/funded by each country’s government. The majority of the accounts receivable were in the current or 1-180 days past due aging categories as of December 31, 2011. For the private sector, of the $160.3 million of total accounts receivable outstanding as of December 31, 2011, only $17.5 million was past due, with $10.6 million of the past due amount in the
1-180 days past due category.

Table A

								@ 12/31/2011	2011
SPAIN	Current	1-180	180-360	360-540	540-720	720-900	>900	Total A/R	Annual Sales
Public	19,859	33,586	25,079	16,969	15,205	9,835	7,525	$128,058	$102,900
Private	78,252	5,472	21	145	18	122	356	$84,386	$492,600
Total	98,111	39,058	25,100	17,114	15,223	9,957	7,881	$212,444	$595,500

ITALY	Current	1-180	180-360	360-540	540-720	720-900	>900	Total A/R	Annual Sales
Public	53,330	79,121	27,304	15,198	13,454	12,660	28,623	$229,690	$272,700
Private	31,600	3,046	705	224	67	174	566	$36,382	$410,800
Total	84,930	82,167	28,009	15,422	13,521	12,834	29,189	$266,072	$683,500

GREECE	Current	1-180	180-360	360-540	540-720	720-900	>900	Total A/R	Annual Sales
Public	8,567	13,083	6,274	4,099	—	—	—	$32,023	$34,800
Private	19,730	145	23	195	—	—	4,215	$24,308	$180,700
Total	28,297	13,228	6,297	4,294	—	—	4,215	$56,331	$215,500

PORTUGAL	Current	1-180	180-360	360-540	540-720	720-900	>900	Total A/R	Annual Sales
Public	3,356	5,604	5,234	3,187	2,217	442	57	$20,097	$13,100
Private	13,197	1,937	10	27	10	13	20	$15,214	$87,000
Total	16,553	7,541	5,244	3,214	2,227	455	77	$35,311	$100,100

Grand Total	$227,891	$141,994	$64,650	$40,044	$30,971	$23,246	$41,362	$570,158	$1,594,600

See Table B below for the amount of the ADA recognized at December 31, 2011 related to Spain, Italy, Greece and Portugal (in USD and 000’s):

Table B

	@ 12/31/2011
SPAIN	ADA	ADA % of Total A/R	ADA % of Total Past Due > 360 days
Public	$7,100	6%
Private	$1,400	2%
Total	$8,500	4%	17%

ITALY	ADA	ADA %
Public	$12,100	5%
Private	$2,000	5%
Total	$14,100	5%	20%

GREECE	ADA	ADA %
Public	$3,200	10%
Private	$5,600	23%
Total	$8,800	16%	103%

PORTUGAL	ADA	ADA %
Public	$—	0%
Private	$87	1%
Total	$87	0%	1%
Grand Total	$31,487	6%	23%

The following information is helpful in understanding the materiality of the amounts above relative to our consolidated financial statements (in USD and 000’s):

• Consolidated revenue for 2011	$24,286,500

• Revenue for 4 countries for 2011	$ 1,594,600

• Revenue for 4 countries from public customers for 2011	$ 423,500

• As % of consolidated revenue	1.7%

• Consolidated pretax earnings for 2011	$ 5,349,500

• Consolidated net accounts receivable (A/R) at 12/31/2011	$ 3,597,700

• Consolidated total assets at 12/31/2011	$33,659,800

• A/R past due > 360 days for 4 countries at 12/31/2011	$ 135,600

• As a % of consolidated net A/R	3.8%

• As a % of consolidated total assets	0.4%

Regarding the ADA as of December 31, 2011, as mentioned above, our most significant exposure in these four countries is concentrated in the public receivables of certain regions within Italy and Spain. We considered the fact that the national government is ultimately responsible for payment if these regions default and that the sovereign debt was still considered “investment grade” at December 31, 2011. However, we also considered the deterioration in the aging in the more troubled regions, the possibility of significant time required for collection in full, and the risk of the national government ultimately negotiating to pay less than the full amount due. Given these risks, we determined that it was appropriate under GAAP to provide an ADA for certain receivables and performed additional analysis to determine a reasonable amount for the ADA. The discussion that follows addresses the ADA for each of the four countries.

Italy

Of the four countries, Italy had the largest amount of past due receivables as of December 31, 2011. In conjunction with our analysis at year end for the adequacy of the ADA, which was completed using the process and considering all the factors described above, we analyzed all regions of the country but focused on the more distressed southern regions of Italy. The northern regions of Italy were not experiencing as much distress. At December 31, 2011, the ADA for Italy consisted of a reserve of 8%, or approximately $4.3 million USD on public accounts receivable for the three troubled, southern regions of Calabria, Puglia, and Campania, and a reserve of 8.3%, or approximately $4.9 million USD, on the largest troubled southern region, Lazio. The accounts receivable of the four troubled regions for which a reserve was established represented approximately 60% of all past due accounts receivable in Italy at December 31, 2011. In addition, there was a 5% reserve of $2.9 million USD established on some of the oldest public hospital accounts receivable as of December 31, 2011. Factoring discussions with a European bank occurred on the receivables held in the Lazio region during December 2011. The Lazio region represented approximately 30% of past due receivables in all of Italy at December 31, 2011. The factoring deal was not executed by December 31, 2011, but discussions at December 31, 2011 indicated that the factoring discount rate on the Lazio deal could approximate 8.3%, hence the market indicator supporting the reasonableness of the 8.3% Lazio ADA reserve at December 31, 2011. Subsequent to December 31, 2011, in the first quarter of 2012, the factoring deal was consummated at a discount rate of approximately 6%, further supporting the reasonableness of our ADA at December 31, 2011. There was also a reserve of approximately $2.0 million USD at December 31, 2011 for specifically identified private sector Italian account receivable balances with significant credit-related risk factors.

Spain

Spain’s greatest exposures were the public receivables in six troubled regions. We analyzed all regions in Spain and concluded that the public receivables in these six regions were the only ones for which an ADA was required under GAAP. At December 31, 2011, the ADA consisted of a reserve of 8%, or approximately $7.1 million USD, for public receivables for the six troubled regions. This was less than the 8.3% factoring discount rate indicative in the Lazio region of Italy, which was believed to be reasonable given that yields on ten year Spanish sovereign debt were at least 50 basis points better than those on Italian ten year sovereign debt (which had a yield of 7.11%) at December 31, 2011. The accounts receivable of the six troubled regions for which a reserve was established represented approximately 80% of all past due accounts receivable in Spain at December 31, 2011. There was also a reserve of approximately $1.4 million USD for specifically identified private sector account receivable balances with significant credit-related risk factors.

Greece and Portugal

The aging of private receivables in Greece and Portugal did not indicate any significant problems at December 31, 2011, other than those past due private receivables that were substantially reserved for with a reserve of approximately $5.6 million USD based on specifically identified significant credit-related risk factors. In addition, public receivables were not material. For Greece at December 31, 2011, the ADA consisted of a reserve of 10%, or approximately $3.2 million USD, for all public receivables of Greece. Greek ten year sovereign debt investments continued to be riskier, based upon yields, than the investments in Spanish and Italian sovereign debt. Yields on ten year Greek sovereign debt were approximately 2,800 basis points worse than those of Italian ten year sovereign debt (which had a yield of 7.11%) at December 31, 2011. Therefore, the reserve of 10% of public accounts receivable on all regions of Greece seemed appropriate in relation to the reserves in Italy and Spain on “troubled” regions.

At December 31, 2011 we did not have an ADA on the public debt in Portugal. The amount of past due receivables greater than 360 days past due was only $6.0 million USD, or approximately 17% of the total accounts receivable balance of $35.3 million USD for Portugal, and any reserve would not have been significant to the December 31, 2011 financial statements.

In summary, we believe that our ADA for these four countries was adequate in accordance with GAAP as of December 31, 2011.

We are increasingly dependent on information technology systems and infrastructure, page 13

2.	You disclose that you rely to a large extent on sophisticated information technology systems and infrastructure. You also disclose that the size and complexity of these systems make them potentially vulnerable to breakdown, malicious intrusion, and random attack. Likewise, confidentiality or data privacy breaches by employees or others with permitted access to your systems may pose a risk that trade secrets, personal information, or other sensitive data may be exposed to unauthorized persons or to the public. Please tell us whether you have experienced any of the above events, attacks or breaches and management’s view of the potential impact of any such attacks on your operations, expenses and risks. Please refer to the Division of Corporation Finance’s Disclosure Guidance Topic No. 2 at http://wwwsec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Response:

We reviewed the guidance in the Division of Corporation Finance’s Disclosure Guidance Topic No. 2 upon its release in October 2011, and arrived at the conclusion that our current disclosure is sufficient. In doing so, we noted that we have not, to our knowledge, been subject to any breach through the intentional defeating of our information security controls by an external entity, resulting in the material disclosure of information internally or externally. In addition, we have carefully considered any known occurrences of unintentional information disclosures, noting an immaterial collective impact on our operations and expenses (cumulatively less than $1 million over the past three years).

During the three years presented in our Form 10-K for the year ended December 31, 2011, we have had unintentional, immaterial information disclosures involving domains such as privacy data, competitive intelligence, litigation and other similar sensitive business information. These disclosures have typically been contained within the boundaries of our internal organization and the associated costs, which have not been material, are primarily limited to external legal consultation for determining the appropriate course of corrective action and purchasing credit reports for individuals impacted by a privacy data information disclosure. On rare occasions, we have suffered immaterial operational interruptions as a result of malware that bypasses our security controls. While we take the prevention of each of these incidents very seriously, they are viewed to have a nuisance level of impact and to be an unfortunate consequence of doing business in a highly-networked environment.

Since 2002, we have been subject to the provisions of a consent decree with the Federal Trade Commission which has required us to implement an information security program designed to establish and maintain reasonable and appropriate administrative, technical, and physical safeguards to protect consumers’ personal information against any reasonably anticipated threats or hazards to its security, confidentiality, or integrity, and to protect such information against unauthorized access, use, or disclosure. During the 10-year history of our information security program, we have not experienced a material event.

We continuously assess and improve our ability to resist cyber-attackers by periodic assessments of the effectiveness of our technical and process controls. We actively examine the continuously evolving information security demands and benchmark our efforts against firms in similar industries to chart a contemporary path of investment in information security controls considered to be appropriate for our industry. As we have disclosed, we recognize that despite our heavy investment in the protection of data and information technology, there can be no assurance that our efforts will prevent breakdowns or breaches in our systems that could adversely affect our business.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about these responses or require additional information, please contact me at 317-276-2024.

Sincerely,

Eli Lilly and Company

/s/ Arnold C. Hanish

Arnold C. Hanish

Vice President, Finance and

Chief Accounting Officer